Frank Koenemund

                                 Amendment No. 2

                                       to

                                  Schedule 13D

                                       re

                            Chefs International, Inc.


Item 1.   Security and Issuer

      This statement relates to common stock, $.01 par value of Chefs International, Inc. ("CHEFS"), 62 Broadway, P.O. Box 1332,
Pt. Pleasant Beach, New Jersey 08742.

Item 2.     Identity and Background

      Frank Koenemund is the person filing this statement. Mr. Koenemund is principally engaged as chief executive officer of Mister Cookie Face, Inc. ("Mr. Cookie Face"), a Lakewood, New Jersey producer of ice cream products acquired by CHEFS on July 23, 1993. On February 20, 1997 (as of January 26, 1997) CHEFS sold 95% of the capital stock of Mr. Cookie Face back to Mr. Koenemund. His principal business address is at Mr. Cookie Face's executive offices at 170 North Oberlin Avenue, Lakewood, New Jersey 08701. During the last five years, Mr. Koenemund has not been convicted in any criminal proceeding of a nature described in Item 2(d) of
Schedule 13D and has not been the subject of a judgment, decree or final order of a nature described in Item 2 (e) of Schedule 13D. Mr. Koenemund is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

      Mr. Koenemund originally filed the Schedule 13D which is being amended hereby, due to the issuance to Mr. Koenemund of 333,334* shares of CHEFS common stock on July 23, 1993 in connection with CHEFS' acquisition of Mr. Cookie Face and the grant to Mr.
Koenemund on July 23, 1993 by Robert E. Brennan, CHEFS' principal stockholder, of options to purchase an aggregate 500,000 shares of CHEFS' common stock owned by Mr. Brennan. The options granted by Mr. Brennan to Mr. Koenemund were as follows:

            No. of         Option               Expiration
            Shares         Price                   Date

            250,000        $16.50                7/23/95
            250,000        $24.00                7/23/96
----------
      *Effective November 22, 1996, CHEFS completed a one-for-three reverse stock split of its outstanding Common Stock. All share and


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per share  information  in this  Amendment  gives  effect to said  one-for-three reverse stock split. In addition, unless otherwise indicated, exercise prices as set forth in this Amendment have been adjusted by multiplying the actual price of the Common Stock for periods prior to November 23, 1996 by three.

      The above options expired on the above expiration dates without being exercised. On December 19, 1995, CHEFS' stockholders ratified the grant of five-year options to Mr. Koenemund exercisable to purchase 250,000 shares of CHEFS' common stock at an exercise price of $3.00 per share. Mr. Koenemund filed Amendment No. 1 to his previously filed Schedule 13D in connection with such ratification. These options terminated on February 20, 1997 (as of January 26,
1997) in connection with CHEFS' sale of 95% of Mr. Cookie Face's capital stock to Mr. Koenemund. On January 5, 1998, Mr. Koenemund sold 100,000 shares of CHEFS common stock in a private transaction at a price of $1.00 per share.

Item 4.   Purpose of Transaction

      At the same time that Robert E. Brennan granted the above described options to Mr. Koenemund, he granted similar options to three other directors, Anthony Papalia (333,334), Martin Fletcher (166,667) and Jack Mariucci (83,334) to purchase an aggregate additional 583,335 shares of CHEFS common stock owned by Mr. Brennan. The options granted to Messrs. Papalia, Koenemund and Fletcher were exercisable solely while the optionee was employed by CHEFS and/or a subsidiary and the options granted to Mr. Mariucci were exercisable only while he served as a director of CHEFS. If all 1,083,335 options had been exercised, the management group of Messrs. Papalia, Fletcher, Koenemund and Mariucci would have to the best of management's knowledge, collectively comprised the largest single ownership group of CHEFS' common stock. All of such options expired without being exercised.

      (a) Although Mr. Koenemund has no present specific plans to buy or sell any additional CHEFS securities, he may in the future purchase CHEFS securities as an investment or sell CHEFS securities to reduce or liquidate his investment.

      During July 1993, CHEFS acquired all of the outstanding capital stock of Mr. Cookie Face for an aggregate 333,334 shares of CHEFS common stock. Frank Koenemund, the sole proprietor of Mister Cookie Face was elected a director of CHEFS. In August 1993, CHEFS filed a registration statement on Form SB-2 (File No. 33-66936) with the Securities and Exchange Commission registering a maximum 383,334 Units of common stock and common stock purchase warrants for public sale in a proposed underwritten public offering. The offering did not take place and the registration statement was withdrawn.

      The options granted to Mr. Koenemund which were ratified by CHEFS stockholders on December 19, 1995, exercisable to purchase 250,000 shares of CHEFS' common stock at $3.00 per share were exercisable only while Mr. Koenemund was serving as an officer, director or employee of CHEFS or a subsidiary. These options terminated as of January 26, 1997 at the time CHEFS sold 95% of the capital stock of Mr. Cookie Face to Mr. Koenemund.

      Except as above disclosed, the following describes any plans or proposals which Mr. Koenemund presently has with respect to the following enumerated subparagraphs of Item 4 of Schedule 13D:

      (b)  None  (c)  None (d) None (e) None (f) None (g) None (h) None (i) None
      (j) None

Item 5.   Interest in Securities of the Issuer

      (a) The following table sets forth the aggregate number and percentage of outstanding shares of CHEFS common stock beneficially owned on the date of this report by Mr. Koenemund.

                              Number of Shares          Percentage

      Frank Koenemund     233,334shs                              5%

      (b) Mr. Koenemund has sole power to vote and dispose of the 233,334 shares of CHEFS common stock he presently owns.

      (c) Other than the 100,000 shares of CHEFS common stock which he sold in a private transaction on January 5, 1998, Frank Koenemund has made no other purchases or acquisitions of CHEFS' securities during the preceding 60 days.

      (d) Mr. Koenemund has sole power to receive or direct the receipt of dividends from or the proceeds of sale from the said 233,334 shares of CHEFS common stock.

      (e)   Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationship with Respect to Securities of the Issuer

      The 333,334 shares of CHEFS common stock issued to Mr. Koenemund in connection with the Mr. Cookie Face acquisition were subject to forfeiture in whole or in part if CHEFS provided Mr. Cookie Face with at least $5,000,000 of funding for business development on or before January 30, 1994 and if Mr. Cookie Face failed to attain certain specified levels of net revenue for the fiscal years ended January 30, 1994 and January 29, 1995. CHEFS failed to provide such funding and the shares were issued to Mr.

Koenemund. See Item 4 above as to restrictions on exercise of the options granted to Mr. Koenemund by Mr. Brennan. These options expired without being exercised.

Item 7.     Material to be Filed as Exhibits

      - Acquisition Agreement dated as of June 30, 1993 between Frank Koenemund and CHEFS containing forfeiture provisions with respect to the 333,334 shares of CHEFS common stock issued to Mr. Koenemund in connection with the Mr. Cookie Face acquisition.
(Section 9) (Previously Filed).

      - July 23, 1993 option from Robert E. Brennan to purchase 500,000 shares (Previously Filed).

      - December 19, 1995 stock option agreement (Previously Filed).


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge I certify that the information set forth in this statement is true, complete and correct.




As of January 5, 1998                                       Frank Koenemund
---------------------         ----------------------        ---------------
Date                          Signature                     Name